September 20, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Melissa Raminpour, Branch Chief

Re:	Sino Agro Food, Inc.

Form 10-K for the Year Ended December 31, 2016 Filed March 16, 2017

Form 10-K/A for the Year Ended December 31, 2016

Filed August 24, 2017

File No. 0-54191

Dear Ms. Raminpour:

Sino Agro Food, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 6, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K (the “Form 10-K”) and Amendment No. 1 thereto, each as referenced above.

The Company is hereby filing Amendment No. 2 (the “Amended Form 10-K”) to the Form 10-K. In addition, the Company is submitting this response to the Comment Letter with the Amended Form 10-K.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Registration Statement on Form S-1

General

Comment No. 1. We note your response to previous comment three and reissue it. Considering the errors and material restatements previously referenced in our prior comment, it is unclear how you concluded that your disclosure controls and procedures and internal control over financial reporting (ICFR) were effective as of December 31, 2016 and that there has been no change in your ICFR that occurred during your first quarter of 2017 to remediate any internal control deficiencies related to these errors. As part of your response, specifically address your consideration of PCAOB Standard 5 with respect to internal control deficiencies or material weaknesses and amend your Form 10-K for the year ended December 31, 2016 and Form 10-Q for the period ended March 31, 2017, as appropriate.

Response No. 1. We have carefully reviewed your prior Comment No. 3 as well as this Comment No. 1 and agree with you that our internal control over financial reporting was impaired by certain deficiencies. However, we have also determined that these deficiencies were of relatively minor nature and constituted an isolated instance, namely having misinterpreted that the disclosure of all transactions related to discontinued operations (specifically, those transactions that occurred in Q3 2016) could be delayed until all matters / transactions effectuating the sale of assets had been completed and in effect on October 5, 2016, i.e. the effective date of sale (reference Response 3.B. below for further discussion on our methodology for determining the effective date of sale). With respect to consideration of PCAOB Standard 5, our auditor (at the time of preparing the 2016 10K) instructed management that transactions (related to discontinued operations) transpiring during Q3 2016, regardless of whether those transactions were predicated on consummating the sale (i.e. on October 5, 2016), should have been disclosed on Form 10-Q3 2016.

Notwithstanding the foregoing, we have concluded that it would be advisable and in the best interest for the Company and its shareholders to strengthen our internal control over financial reporting to avert underreporting and / or delayed reporting of transactions of this or those of similar nature, in the future. As a result, we have taken the following remedial measures, which are in the process of being implemented:

Because of the deficiency in ICFR during the third quarter of fiscal year 2016, the Company’s management is in the process of implementing changes to its ICFR to improve the control environment, specifically regarding ‘timely disclosure” on matters related to Discontinued Operations. The changes to the control environment include, but are not limited to, the following:

•      For future disposition of assets and / or discontinued operations, the Company will retain third-party specialists to augment internal resources utilized for due diligence and analysis of the technical accounting aspects of the transaction. Such resources will be retained by management at the direction of the audit committee.

•      For future disposition of assets and / or discontinued operations, the Company will prepare an accounting memorandum for each disposal to address the guidance outlined in ASC 205-20 ‘Presentation of Financial Statements — Discontinued Operations’ as necessary, as well as further educate itself regarding matters of disposition / discontinued operations through related accounting literature, that will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance the Company’s timely disclosure by establishing a formal process and specific control activities regarding disposition of assets / discontinued operations. Management believes that the measures described above (to be implemented immediately) will remediate the deficiency identified above. Other than as noted above, other changes may be implemented in the future to enhance and improve the Company’s ICFR measures to prevent this deficiency from recurring, when necessary.

Comment No .2. We note your response to prior comment eight. Please revise to disclose the parties noted in response to part C pursuant to ASC 205-20-50-1(a) and indicate they are not related parties. Additionally, disclose the continuing involvement due to the equity method investment that will remain upon closing the transaction pursuant to ASC 205-20-50-24A and B.

Response No. 2. We revised our disclosure to notes 1, 6 and 18 of the consolidated financial statements.

Comment No. 3. [A]We note your response to prior comment nine. Pursuant to the guidance in ASC 205-20- 45-3C and ASC 360 -10-35-37 through 35-45 and 360-10-40-5, any gain/loss on a disposal should be based on the fair value of the disposed asset adjusted for expenses associated with the disposition. However, it appears you based your calculation on the fair value of the retained portion of your ownership interest. Please tell us if the gain calculation would differ from what you presented using this methodology and provide us with your calculations.

We have split our response to your Comment No. 3 in two, 3(A) and 3(B)

Response No. 3(A). Assets introduced by new investors were fish ponds and dams. Fish ponds and dams were immoveable chattel and could not be dismantled and sold for piecemeal at open market for use at other sites. Hence, it was meaningless to use fair value of disposed assets adjusted for expenses associated with the disposal to describe fair value of assets since this methodology proves inapplicable / irrelevant under these circumstances.

Fair value of the portion retained by the Company in TRW was the more suitable description of value, in this case. Fair value of assets was obtained based on the assumption that the assets remained at the same location / sites and their continued use for fish farming.

[B] Furthermore, ASC 360-10-40-5 indicates that any gain will be recognized on the date of the sale. If the conditions for the sale had not been satisfied legally until April 2017, it does not appear that the gain should have been recognized in 2016, despite of the assets and agreements being put into effect. Please provide us with legal analysis as to if this transaction met the condition of a sale at the time the gain was recognized or revise as appropriate.

Response No. 3(B). The fair value of the Company’s retained portion of ownership interest in TRW and JFD was determined by reference to date of disposal - October 5, 2017 as well as new investors having introduced their investments into TRW on that same date, its date of value, obtained from a market analysis at that time. All parties agreed that the above transactions were to be settled by allotment of TRW’s shares to new investors, and the Company and Hong Kong company secretary of TRW were responsible for preparation of the legal documents for share allotment based on the appraisal (date of) value - October 5, 2016. The Company expected allotment of shares and legal documents to be fully completed by April 2017. Share allotments and preparation of legal documents were not crucial to the whole transaction of earning net income from disposal of discontinued operations. Hence, the Company determined that net income from discontinued operations should be recognized on date of disposal - October 5, 2017 instead of April 2017 (expected date of share allotment and completion of legal documents).

Comment No. 4. We note your response to prior comment six. Please provide a description of the nature of the error and also disclose the per-share amounts affected for each prior period presented pursuant to ASC 250-10-50-7. If the error was that management did not identify the transaction as a discontinued operation, then please state this in the disclosure.

Response No. 4. Please reference Note 33 of the consolidated financial statements for the revised disclosure

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 556-4466 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Daniel Ritchey
Daniel Ritchey
Chief Financial Officer